Exhibit 99.1

Consolidated Financial Statements

(Expressed in United States dollars)

CRH MEDICAL CORPORATION

Years ended December 31, 2017 and 2016

MANAGEMENT’S REPORT

The accompanying consolidated financial statements of CRH Medical Corporation are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and where appropriate, reflect management’s best estimates and assumptions based upon information available at the time that these estimates and assumptions were made.

Management is responsible for establishing and maintaining a system of internal controls over financial reporting designed to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board of Directors exercises this responsibility principally through the Audit Committee. The Audit Committee consists of directors not involved in the daily operations of the Company. The Audit Committee is responsible for engaging the external auditor, and meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The Company’s external auditors, who are appointed by the shareholders, conducted an independent audit in accordance with Canadian generally accepted auditing standards and express their opinion thereon.

Chief Executive Officer	Chief Financial Officer
(signed) “Edward Wright”	(signed) “Richard Bear”

March 2, 2018	March 2, 2018

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of CRH Medical Corporation

We have audited the accompanying consolidated financial statements of CRH Medical Corporation,

which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International

Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement,

whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards.

Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of CRH Medical Corporation as at December 31, 2017 and December 31,

2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting

Standards Board.

Chartered Professional Accountants

March 2, 2018

Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

CRH MEDICAL CORPORATION

Consolidated Balance Sheets

(Expressed in United States dollars)

As at December 31, 2017 and 2016

	Notes	2017	2016

Assets

Current assets:
Cash and cash equivalents		$12,486,884	$9,507,004
Trade and other receivables	8	15,486,312	9,836,739
Current tax assets		—	1,551,140
Prepaid expenses and deposits		889,882	550,811
Inventories		423,445	300,760
		29,286,523	21,746,454

Non-current assets:
Property and equipment	10	364,366	324,198
Intangible assets	11	163,092,606	133,667,311
Derivative asset	12	—	1,261,298
Deferred tax assets	16	5,707,383	6,539,621
		169,164,355	141,792,428

Total assets		$198,450,878	$163,538,882

Liabilities

Current liabilities:
Trade and other payables	9	$5,661,844	$3,229,685
Employee benefits		500,754	226,874
Current tax liabilities		577,553	2,067,671
Notes payable and bank indebtedness	13	1,101,468	5,791,787
Deferred consideration	4	906,956	773,134
Loan		435,000	—
		9,183,575	12,089,151

Non-current liabilities:
Deferred consideration	4	2,226,737	3,133,694
Notes payable and bank indebtedness	13	60,228,851	38,138,774
Earn-out obligation	19	1,875,427	13,149,130
Deferred tax liabilities	16	—	101,846
		64,331,015	54,523,444

Equity
Share capital	15	53,925,537	52,706,484
Contributed surplus		8,390,026	7,142,964
Accumulated other comprehensive income loss		(66,772)	(66,772)
Retained earnings		5,410,181	733,155
Total equity attributable to shareholders of the Company		67,658,972	60,515,831
Non-controlling interest		57,277,316	36,410,456
Total equity		124,936,288	96,926,287

Total liabilities and equity		$198,450,878	$163,538,882

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

(signed) “Edward Wright”	Director	(signed) “Anthony Holler”	Director
Edward Wright		Anthony Holler

1

CRH MEDICAL CORPORATION

Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States dollars, except for number of shares)

Years ended December 31, 2017 and 2016

	Notes		2017	2016

Revenue:
Anesthesia services	22		$88,741,075	$67,821,879
Product sales	22		11,501,005	10,532,753
			100,242,080	78,354,632

Expenses:
Anesthesia services expense	5		74,315,424	45,229,986
Product sales expense	6		4,997,550	4,503,110
Corporate expense	7		6,375,110	3,866,696
			85,688,084	53,599,792

Operating income			14,553,996	24,754,840

Finance income	18		(11,747,441)	(1,007,673)
Finance expense	18		6,330,812	5,431,035
			(5,416,629)	4,423,362

Income before tax			19,970,625	20,331,478

Income tax expense	16		6,302,507	4,255,150

Net and comprehensive income			$13,668,118	$16,076,328

Attributable to:
Shareholders of the Company			$6,558,966	$10,564,233
Non-controlling interest			7,109,152	5,512,095
			$13,668,118	$16,076,328

Earnings per share attributable to shareholders
Basic	15	(f)	$0.089	$0.147
Diluted	15	(f)	$0.087	$0.142

Weighted average shares outstanding:
Basic			73,712,670	71,826,884
Diluted			75,486,210	74,203,830

See accompanying notes to consolidated financial statements.

2

CRH MEDICAL CORPORATION

Consolidated Statements of Changes in Equity

(Expressed in United States dollars, except for number of shares)

For the years ended December 31, 2017 and 2016

	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings (deficit)	Non-controlling interest	Total equity

Balance as at January 1, 2016	71,206,547	$51,066,044	$6,556,951	$(66,772)	$(9,831,078)	$9,249,220	$56,974,365

Total net and comprehensive income for the year	—	—	—	—	10,564,233	5,512,095	16,076,328

Transactions with owners, recorded directly in equity:

Stock-based compensation expense	—	—	1,376,674	—	—	—	1,376,674

Common shares purchased on exercise of options	1,358,687	1,044,077	(457,389)	—	—	—	586,688

Common shares issued on vesting of share units	80,000	229,378	(229,378)	—	—	—	—

Exercise of broker warrants (note 15)	100,705	366,985	(103,894)	—	—	—	263,091

Distributions to members	—	—	—	—	—	(5,685,181)	(5,685,181)

Acquisition of non-controlling interest (note 4)	—	—	—	—	—	27,334,322	27,334,322

Balance as at December 31, 2016	72,745,939	$52,706,484	$7,142,964	$(66,772)	$733,155	$36,410,456	$96,926,287

Total net and comprehensive income for the year	—	—	—	—	6,558,966	7,109,152	13,668,118

Transactions with owners, recorded directly in equity:

Stock based compensation expense	—	—	3,454,011	—	—	—	3,454,011

Common shares purchased on exercise of options	247,500	208,125	(147,730)	—	—	—	60,395

Common shares issued on vesting of share units	1,292,549	1,992,198	(2,059,219)	—	—	—	(67,021)

Common shares repurchased in connection with normal course issuer bid and cancelled (note 15(e))	(1,267,400)	(928,244)	—	—	(1,780,244)	—	(2,708,488)

Common shares repurchased in connection with normal course issuer bid and held as treasury shares (72,400 treasury shares) (note 15(e))	—	(53,026)	—	—	(101,696)	—	(154,722)

Distributions to members	—	—	—	—	—	(12,899,353)	(12,899,353)

Acquisition of non-controlling interest (note 4)	—	—	—	—	—	26,657,061	26,657,061

Balance as at December 31, 2017	73,018,588	$53,925,537	$8,390,026	$(66,772)	$5,410,181	$57,277,316	$124,936,288

See accompanying notes to consolidated financial statements.

3

CRH MEDICAL CORPORATION

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

For the years ended December 31, 2017 and 2016

	Notes		2017	2016
Cash provided by (used in)

Operating activities:
Net income			$13,668,118	$16,076,328
Adjustments for:
Depreciation of property, equipment and intangibles			23,805,145	14,932,118
Impairment of intangible asset	11		6,653,015	—
Stock-based compensation	15		3,454,011	1,376,674
Unrealized foreign exchange			73,735	(1,104,700)
Finance (income) expense	18		(5,504,713)	5,431,035
Income tax expense	16		6,302,507	4,255,150
Operating activity before changes in operating assets and liabilities			48,451,818	40,966,605
Taxes paid			(5,509,915)	(5,466,601)
Change in trade and other receivables			(5,649,573)	(2,745,190)
Change in prepaid expenses			(339,071)	(66,016)
Change in inventories			(122,685)	(45,836)
Change in trade and other payables			2,432,159	195,322
Change in employee benefits			273,880	84,298
Cash provided by operating activities			39,536,613	32,922,582

Financing activities
Proceeds from loans	4		566,819	—
Repayment of loans	4		(131,819)	(266,994)
Payment of interest on notes payable and bank indebtedness	13		(3,563,837)	(3,135,765)
Repayment of notes payable and bank indebtedness	13		(52,543,750)	(14,000,000)
Payment of financing fees	13		(445,598)	(579,460)
Proceeds on bank indebtedness	13		68,200,000	26,000,000
Payment of deferred consideration			(900,000)	—
Distributions to non-controlling interest			(12,899,353)	(5,685,180)
Proceeds on settlement of derivative asset			1,313,874	—
Proceeds from the exercise of broker warrants			—	263,091
Proceeds from the issuance of shares relating to stock-based compensation			(6,626)	586,688
Repurchase of shares for cancellation	15	(e)	(2,863,210)	—
Cash (used in) provided by financing activities			(3,273,500)	3,182,380

Investing activities
Acquisition of property and equipment			(125,285)	(113,196)
Acquisition of anesthesia services providers	4		(33,153,268)	(30,062,239)
Cash used in investing activities			(33,278,553)	(30,175,435)

Effects of foreign exchange on cash and cash equivalents			(4,680)	5,133

Increase in cash and cash equivalents			2,979,880	5,934,660

Cash and cash equivalents, beginning of year			9,507,004	3,572,344

Cash and cash equivalents, end of year			$12,486,884	$9,507,004

See accompanying notes to consolidated financial statements.

4

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

1.   Reporting entity:

CRH Medical Corporation (“CRH” or “the Company”) was incorporated on April 21, 2001 and is incorporated under the Business Corporations Act (British Columbia). The Company provides anesthesiology services to gastroenterologists in the United States through its subsidiaries and also specializes in the treatment of hemorrhoids utilizing its treatment protocol and patented proprietary technology.

CRH principally operates in the United States and is headquartered from its registered offices located at Unit 578, 999 Canada Place, Vancouver, British Columbia, Canada.

2.   Basis of preparation:

(a)  Statement of compliance:

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2018.

(b)  Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis except for certain financial instruments which are recorded at fair value.

(c)  Functional and presentation currency:

These consolidated financial statements are presented in United States dollars, which is the Company’s presentation currency. The functional currency of the Company’s parent company and subsidiaries is the United States dollar.

5

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

2.    Basis of preparation (continued):

(d)  Use of estimates, assumptions and judgments:

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

(i)	Use of estimates and assumptions:

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to the assessment for impairment and useful lives of intangible assets, determining the fair value of share units, estimates supporting reported anesthesia revenues, the recoverability of trade receivables, the valuation of certain long term liabilities and other assets, including liabilities relating to contingent consideration, the vesting term for share units with market and non-market based performance targets, the valuation of acquired intangibles, the valuation of deferred tax assets and the allocation of purchase consideration to the fair value of assets acquired and liabilities assumed.

Information relating to these estimates and how they are determined may be found in notes 4, 12, 13, 15 and 19.

(ii)	Judgments:

Significant judgments made by management in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements includes the determination of functional currency and the accounting classification of financial instruments. In conjunction with the Company’s business acquisitions, these judgments also include the Company’s determination of control for the purposes of consolidation and the Company’s definition of a business.

Information relating to significant judgment areas may be found in notes 2, 4 and 12.

6

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies:

The accounting policies have been applied consistently by the subsidiaries of the Company.

(a)  Basis of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control.

(b)  Cash equivalents:

The Company considers all highly liquid investments with an original maturity of 90 days or less, when acquired, to be cash equivalents, which are carried at amortized cost and are classified as loans and receivables.

(c)  Foreign currency:

Transactions in foreign currencies are translated to the respective functional currencies of the subsidiaries of the Company at exchange rates at the dates of the transactions.

Period end balances of monetary assets and liabilities in foreign currency are translated to the respective functional currencies using period end foreign currency rates. Foreign currency gains and losses arising from settlement of foreign currency transactions are recognized in earnings. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(d)  Revenue recognition:

Revenue from product sales and anesthesia services in the normal course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and contractual adjustments. The Company recognizes revenue from product sales at the time the product is shipped, which is when title passes to the customer, and when all significant contractual obligations have been satisfied, collection is probable and the amount of revenue can be estimated reliably. Revenue from the performance of anesthesia services is measured at the fair value of the consideration received or receivable, net of contractual allowances and other discounts. The Company recognizes net patient revenue at the time the anesthesia services are performed; this aligns with when all significant contractual obligations related to the anesthesia services have been satisfied, collection is probable and the amount of revenue can be estimated reliably. Provisions for contractual allowances and discounts are recognized on an accrual basis. These amounts are deducted from gross service revenue to determine net service revenue.

7

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(e)  Employee benefits:

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of services rendered by an employee and the obligation can be estimated reliably.

(f)   Inventories:

Inventories are measured at the lower of cost, determined using the first-in first-out method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of inventory, and bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the Company’s ordinary course of business, less the estimated costs of completion and selling expenses.

(g)  Property and equipment:

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Where the costs of certain components of an item of property and equipment are significant in relation to the total cost of the item and have different useful lives, they are accounted for and depreciated separately.

The estimated useful lives and the methods of depreciation for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	100%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Shorter of initial lease
		term or useful life
Injection mold	Straight-line	5 years

These depreciation methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each reporting period-end and adjusted if appropriate.

8

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(h)  Intangible assets:

Intangible assets, consisting of acquired exclusive professional service agreements to provide anesthesia services and the cost of acquiring patents, are recorded at historical cost. For patents, costs also include legal costs involved in expanding the countries in which the patents are recognized to the extent expected cash flows from those countries exceed these costs over the amortization period and costs related to new patents. The amortization term for professional services agreements are based on the contractual terms of the agreements. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives and are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite lives are amortized over the following periods:

Asset	Basis	Rate

Intellectual property rights to the CRH O’Regan System	Straight-line	15 years

Intellectual property new technology	Straight-line	20 years

Exclusive professional services agreements	Straight-line	2.5 to 15 years

(i)   Financial instruments:

Financial assets and financial liabilities are initially measured at fair value and are subsequently measured based on their classification as described below. Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or liability, other than financial assets and liabilities classified at fair value through earnings, are added or deducted from the fair value of the respective financial asset or financial liability on initial recognition. Transaction costs that are directly attributable to the acquisition of a financial asset or financial liability classified at fair value through earnings are recognized immediately in earnings.

Financing fees related to debt are recorded as a reduction to the debt balance and amortized to finance expense using the effective interest rate method.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The Company’s financial instruments are classified into the following categories: at fair value through earnings, loans and receivables, available-for-sale financial assets and other financial liabilities. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

The Company has classified cash and cash equivalents, trade and other receivables as loans and receivables. Loans and receivables are initially measured at fair value and are subsequently re-measured at amortized cost using the effective interest method, less any impairment losses.

9

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(i)   Financial instruments (continued):

Financial assets at fair value through earnings are financial assets that are held for trading and include derivative instruments that are not included in a qualifying hedging relationship. Financial assets classified as financial assets at fair value through earnings are initially measured at fair value with any gains or losses arising on re-measurement recognized in earnings.

Financial liabilities classified at fair value through earnings are financial liabilities that are held for trading or designated into this category at inception. Financial liabilities classified as financial liabilities at fair value through earnings include contingent consideration and are initially measured at fair value with any gains or losses arising on re-measurement recognized through earnings. The Company has classified its earn-out obligation as financial liabilities at fair value through earnings.

Other financial liabilities includes trade payables, other payables, note payables and bank indebtedness and are initially measured at fair value and are subsequently measured at amortized cost using the effective interest method.

The Company has classified trade and other payables, employee benefit obligations, short term advances, loans, notes payable and bank indebtedness as other financial liabilities.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to earnings. The Company has no instruments classified as available-for-sale.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

10

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(j)   Impairment:

Financial assets:

Financial assets not carried at fair value through earnings are assessed at each reporting date to determine whether there is objective evidence that they are impaired. The Company considers that a financial asset is impaired if objective evidence indicates that a loss event which negatively affected the estimated future cash flows has occurred after initial recognition of the asset.

An impairment test is performed, on an individual basis, for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in earnings.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in earnings and reflected in an allowance account against the respective financial asset. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through earnings.

A permanent impairment loss for an available-for-sale investment is recognized by transferring the cumulative loss previously recognized in other comprehensive income to earnings.

Non-financial assets:

The carrying amounts of the Company's non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (cash-generating unit). Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An asset’s carrying amount, increased through reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

11

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(k)  Income taxes:

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized into earnings except to the extent that it relates to a business combination, or items recognized directly in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable earnings, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but are intended to be settled on a net basis or the tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(l)   Share-based compensation:

The Company records share-based compensation related to stock options and share units granted using the fair value based method estimated using either the Black-Scholes model or Binomial method. Under this method, compensation cost is measured at fair value at the date of grant and expensed as employee benefits over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

(m)  Share capital:

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and share options are recognized as a deduction from equity, net of any tax effects.

12

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(n)  Earnings per share:

The Company presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held, if applicable. Diluted EPS is determined by adjusting the income or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held if applicable, for the effects of all dilutive potential common shares.

(o)  Provisions:

Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting expected future cash outflows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Management uses judgment to estimate the amount, timing and probability of the liability based on facts known at the reporting date. The unwinding of the discount is recognized as a finance expense.

(p)  Segment reporting:

The Company’s operating segments consist of the sale of medical products and the provision of anesthesia services.

(q)  Finance costs:

Finance cost is primarily comprised of interest on the Company’s notes payable and bank indebtedness and also includes the amortization of costs incurred to obtain loan financing and any fees in respect of arranging loan financing. Deferred finance costs are amortized using the effective interest method over the term of the related loan financing. Deferred finance costs are presented as a reduction to the related liability.

Foreign exchange gains and losses are reported on a net basis as either finance income or finance expense as the finance costs relate to Canadian dollar denominated debt.

13

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(r)  Business combinations:

Business combinations are accounted for using the acquisition method. The consideration for an acquisition is measured at the fair values of the assets transferred, the liabilities assumed and the equity interests issued at the acquisition date. The excess of the consideration over the fair value of the identifiable net assets acquired is recorded as goodwill. Transaction costs that are incurred in connection with a business combination, other than costs associated with the issuance of debt or equity securities, are expensed as incurred. On an acquisition-by-acquisition basis, any non-controlling interest is measured either at fair value of the non-controlling interest or at the fair value of the proportionate share of the net assets acquired.

Contingent consideration is measured at fair value on acquisition date and is included as part of the consideration transferred. The fair value of the contingent consideration liability is re-measured at each reporting date with the corresponding gain or loss being recognized in earnings.

 (s)  Adoption of new accounting standards:

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The Company has adopted the disclosure requirements in Disclosure Initiative (Amendments to IAS 7), which came into effect on January 1, 2017. Consequently, the Company has provided additional disclosure in relation to the changes in borrowings arising from financing activities for the year ended December 31, 2017 (see note 9). Adoption of this standard had no significant impact on the Company’s consolidated financial statements. Amendments, standards and interpretations that are issued but not yet effective are described in note 3(t).

(t)	New standards and interpretations not yet applied:

(i) IFRS 9 - Financial Instruments:

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard also introduces additional changes relating to financial liabilities and amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

14

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(t)	New standards and interpretations not yet applied:

(i)    IFRS 9 - Financial Instruments:

IFRS 9 (2014) aligns hedge accounting more closely with risk management. This does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The Company will adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The Company has evaluated the impact of IFRS 9 and has determined that IFRS 9 will not have a significant impact on the Company. The Company is continuing to evaluate the impact of disclosures to its future consolidated financial statements.

(iv)    IFRS 15 - Revenue Recognition:

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services.

The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other standards. The Company will adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company has evaluated the impact of IFRS 15 and has determined that IFRS 15 will not have a significant impact on the Company other than additional required disclosures. The Company is continuing to evaluate the impact of disclosures to its future consolidated financial statements.

15

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

3.   Significant accounting policies (continued):

(t)	New standards and interpretations not yet applied:
(v)	IFRS 16 - Leases:

In January 2016, the IASB issued IFRS 16 - Leases, which supersedes IAS 17 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases. The standard establishes a single model for lessees to bring leases on-balance sheet while lessor accounting remains largely unchanged and retains the finance and operating lease distinctions. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted, but only if also applying IFRS 15 - Revenue from contracts with Customers. The Company is currently evaluating the impact on IFRS 16 on its financial statements.

16

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations:

During the year ended December 31, 2017, the Company completed six business combinations. All business combinations completed during the period have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
DDAB, LLC (“DDAB”)	February 2017	$5,273,570
Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”)	March 2017	$3,401,819
West Florida Anesthesia Associates, LLC (“WFAA”)	August 2017	$5,840,000
Central Colorado Anesthesia Associates, LLC (“CCAA”)	September 2017	$7,888,919
Raleigh Sedation Associates, LLC & Blue Ridge Sedation Associates, PLLC (“RSA”)	September 2017	$7,248,960
Alamo Sedation Associates, LLC (“ASA”)	September 2017	$3,500,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total
Cash	$4,089,791	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	$31,969,489
Contingent consideration	1,183,779	—	—	—	—	—	1,183,779
Purchase consideration	$5,273,570	$3,401,819	$5,840,000	$7,888,919	$7,248,960	$3,500,000	33,153,268
Non-controlling interest	5,066,763	2,267,879	4,778,182	7,579,550	6,964,687	—	26,657,061
	$10,340,333	$5,669,698	$10,618,182	$15,468,469	$14,213,647	$3,500,000	$59,810,329

Assets and liabilities acquired:
Exclusive professional services agreements	10,340,333	$5,669,698	$10,606,192	$15,468,469	$14,213,648	$3,500,000	$59,798,340
Pre-close trade receivables	525,000	—	—	—	—	—	525,000
Pre-close trade payables	(525,000)	—	—	—	—	—	(525,000)
Prepaid expenses and deposits	—	—	11,889	—	—	—	11,889
Fair value of net identifiable assets and liabilities acquired	$10,340,333	$5,669,698	$10,618,081	$15,468,469	$14,213,648	$3,500,000	$59,810,229

Exclusive professional services agreements - amortization term	4.5 years	5 years	15 years	7 years	5 years	7 years
Acquisition costs expensed							$570,900

The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services. The amortization terms for the agreements are based upon contractual terms within the acquisition agreements and professional services agreements.

17

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations (continued):

DDAB

In February 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 51% of the ownership interest in DDAB, LLC (“DDAB”), an anesthesia services provider in Georgia. The estimated purchase price under the agreement was $4,089,791 and was paid via cash. The purchase price was adjusted seven months following the acquisition date for actual cash collections in the months up to purchase. Contingent consideration of $1,183,779 was paid in the third quarter of 2017 with respect to the purchase price adjustment. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of DDAB which governs the operation of the acquired business. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of DDAB and, as a result, 100% of the financial results of DDAB have been included in the Company’s consolidated financial statements from the date of acquisition, being February 1, 2017. The non-controlling interest of $5,066,763 was determined based on 49% of the fair value of DDAB’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, the non-controlling interest shareholder of DDAB provided a working capital advance to DDAB totaling $71,819 at March 31, 2017. The working capital advance was repaid as of December 31, 2017.

OGAA

In March 2017, a subsidiary of the Company entered into a membership interest purchase agreement to acquire 60% of the ownership interest in Osceola Gastroenterology Anesthesia Associates, LLC (“OGAA”), an anesthesia services provider in Florida. The total purchase price under the agreement was $3,401,819 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of OGAA which governs the operation of the acquired entity. As a result of the 60% ownership interest acquired and the operating agreement, the Company has acquired control of OGAA and, as a result, 100% of the financial results of OGAA have been included in the Company’s consolidated financial statements from the date of acquisition, being March 15, 2017. The non-controlling interest of $2,267,879 was determined based on 40% of the fair value of OGAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $90,000 and $60,000, respectively. The loans were repaid as of December 31, 2017.

18

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations (continued):

WFAA

In August 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 55% of the ownership interest in West Florida Anesthesia Associates, LLC (“WFAA”), an anesthesia services provider in Florida. The total purchase price under the agreement was $5,840,000 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of WFAA which governs the operation of the acquired entity. As a result of the 55% ownership interest acquired and the operating agreement, the Company has acquired control of WFAA and, as a result, 100% of the financial results of WFAA have been included in the Company’s consolidated financial statements from the date of acquisition, being August 1, 2017. The non-controlling interest of $4,778,182 was determined based on 45% of the fair value of WFAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $82,500 and $67,500, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

CCAA

In September 2017, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Central Colorado Anesthesia Associates, LLC (“CCAA”), an anesthesia services provider in Colorado. The total purchase price under the agreement was $7,888,919 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of CCAA which governs the operation of the acquired entity. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of CCAA and, as a result, 100% of the financial results of CCAA have been included in the Company’s consolidated financial statements from the date of acquisition, being September 11, 2017. The non-controlling interest of $7,579,550 was determined based on 49% of the fair value of CCAA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $178,500 and $171,500, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

19

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations (continued):

RSA

In September 2017, a subsidiary of the Company entered into an agreement of contribution, merger and sale which resulted in the acquisition of a 51% ownership interest in Raleigh Sedation Associates, LLC (“RSA”) and Blue Ridge Anesthesia Associates, LLC (“BRSA”). Combined, these entities provide anesthesia services in North Carolina. The total purchase price under the agreement was $7,248,960 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of RSA and BRSA which governs the operation of the acquired entities. As a result of the 51% ownership interest acquired and the operating agreements, the Company has acquired control of RSA and BRSA, and, as a result, 100% of the financial results of these entities have been included in the Company’s consolidated financial statements from the date of acquisition, being September 21, 2017. The non-controlling interest of $6,964,687 was determined based on 49% of the fair value of RSA and BRSA’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $204,000 and $196,000, respectively. The terms of the loans are such that they will be repaid first, prior to any future distributions and are non-interest bearing.

ASA

In September 2017, a subsidiary of the Company entered into an asset purchase agreement to purchase 100% of certain assets of an anesthesia services provider in the Texas. The total purchase price under the asset purchase agreement was $3,500,000 and was paid via cash. The Company has obtained control over the business through its contractual ability to direct the relevant activities of the assets acquired. The results of the operation of these assets has been included in the Company’s consolidated financial statements from the date of acquisition, being September 28, 2017.

In the year ended December 31, 2017, the above noted acquisitions contributed revenue and net earnings before tax as follows:

	Year ended December 31, 2017
	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total

Revenue	$3,244,190	$1,829,591	$1,315,951	$3,963,932	$3,196,268	$724,216	$14,274,148
Net earnings (loss) before tax	$(414,599)	$(92,803)	$504,231	$2,101,049	$1,358,055	$290,830	$3,746,763
Amortization	$2,106,364	$897,702	$294,616	$669,780	$781,751	$127,778	$4,877,991

20

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations (continued):

The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2017. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2017. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation. Were the acquisitions completed on January 1, 2017, revenue for the Company would have been approximately $120.6 million and net income before tax would have been approximately $29.1 million.

	Year ended December 31, 2017
Pro Forma Information (unaudited)
	DDAB	OGAA	WFAA	CCAA	RSA	ASA	Total
Revenue	$3,539,116	$2,311,062	$3,158,282	$12,178,353	$10,801,852	$2,605,406	$34,594,071
Net earnings (loss) before tax	$(452,290)	$(117,225)	$1,210,154	$6,670,023	$4,589,574	$1,046,277	$12,946,513
Amortization	$2,297,852	$1,133,940	$707,079	$2,209,781	$2,842,729	$500,000	$9,691,381

During the year ended December 31, 2016, the Company completed three business combinations. All business combinations completed during the year have been included in the anesthesia segment of the Company and include the following:

Acquired Operation	Date Acquired	Consideration
Austin Gastroenterology Anesthesia Associates, PLLC (“AGAA”)	May 2016	$16,821,896
Community Anesthesia, PLLC (“Community”)	June 2016	$13,636,639
Arapahoe Gastroenterology Anesthesia Associates, LLC (“Arapahoe”)	June 2016	$ 3,700,000

The results of operations of the acquired businesses have been included in the Company’s consolidated financial statements from the date of acquisition.

21

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations (continued):

The following table summarizes the fair value of the consideration transferred and the preliminary estimated fair values of the assets and liabilities acquired at the acquisition date. Certain of the estimates of fair value, most notably the professional services agreements, are preliminary and may be subject to further adjustments.

	Austin	Community	Arapahoe	Total
Cash	$13,000,000	$13,636,639	$3,700,000	$30,336,639
Deferred consideration	3,821,895	—	—	3,821,895
Purchase consideration	16,821,895	13,636,639	3,700,000	34,158,534
Non-controlling interest	16,162,214	7,342,806	3,554,902	27,059,922
	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Assets and liabilities acquired:
Exclusive professional services agreements	32,984,109	20,979,445	$7,254,902	$61,218,456
Pre-close trade receivables	—	917,998	—	917,998
Pre-close trade payables	—	(917,998)	—	(917,998)
Fair value of net identifiable assets and liabilities acquired	$32,984,109	$20,979,445	$7,254,902	$61,218,456

Exclusive professional services agreements - amortization term	10 years	5 years	5 years
Acquisition costs expensed in relation to above acquisitions				$348,251

The value of the acquired intangible assets, being exclusive professional services agreements, have been determined on a provisional basis and relates to the acquisition of exclusive professional services agreements to provide professional anesthesia services. As at the acquisition dates, the exclusive professional services agreements had various terms and after the initial term renew annually unless notice of termination is received. The amortization terms for the agreements are based upon contractual terms within the acquisition agreements.

22

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations (continued):

AGAA

In May 2016, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Austin Gastroenterology Anesthesia Associates, PLLC (“AGAA”), an anesthesia services provider in Texas. The total purchase price under the asset contribution and exchange agreement was $17,200,000 and was paid via a combination of cash ($13,000,000) and deferred cash consideration ($4,200,000). The deferred consideration is payable annually over a period of four years. At the date of acquisition, the deferred consideration was discounted to its fair value ($3,821,895) using a discount rate consistent with the Company’s underlying credit risk at the time of the transaction. This resulted in total consideration of $16,821,895 for this transaction. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of AGAA which governs the operation of AGAA. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of AGAA and, as a result, 100% of the financial results of AGAA have been included in the Company’s consolidated financial statements from the date of acquisition, being May 31, 2016. The non-controlling interest of $16,162,214 was determined based on 49% of the fair value of AGAA’s net identifiable assets as estimated by the Company. The deferred consideration has been presented as $773,134 as a current liability and $3,133,693 as a long-term liability in the balance sheet.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed additional member contributions of $285,600 and $274,400, respectively.

Community

In June 2016, a subsidiary of the Company entered into an membership interest purchase agreement to acquire 65% of the ownership interest in Community Anesthesia, PLLC (“Community”), an anesthesia services provider in Massachusetts. The total purchase price under the asset contribution and exchange agreement was $13,636,639 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of Community which governs the operation of the acquired business. As a result of the 65% ownership interest acquired and the operating agreement, the Company has acquired control of Community and, as a result, 100% of the financial results of Community have been included in the Company’s consolidated financial statements from the date of acquisition, being June 15, 2016. The non-controlling interest of $7,342,806 was determined based on 35% of the fair value of Community’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, the non-controlling interest shareholder of Community provided a working capital advance to Community totaling $100,000 at September 30, 2016. This working capital advance was repaid at December 31, 2016.

23

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

4.   Business combinations (continued):

Arapahoe

In June 2016, a subsidiary of the Company entered into an asset contribution and exchange agreement to acquire 51% of the ownership interest in Arapahoe Gastroenterology Anesthesia Associates, LLC (“Arapahoe”), an anesthesia services provider in Colorado. The total purchase price under the asset contribution and exchange agreement was $3,700,000 and was paid via cash. As part of the transaction, the Company also entered into an operating agreement between it and the non-controlling interest shareholders of Arapahoe which governs the operation of the acquired entity. As a result of the 51% ownership interest acquired and the operating agreement, the Company has acquired control of Arapahoe and, as a result, 100% of the financial results of Arapahoe have been included in the Company’s consolidated financial statements from the date of acquisition, being June 30, 2016. The non-controlling interest of $3,554,902 was determined based on 49% of the fair value of Arapahoe’s net identifiable assets as estimated by the Company.

In conjunction with the acquisition, both the Company and the non-controlling interest shareholder contributed loans of $107,100 and $102,900, respectively. These loans were repaid as at December 31, 2016.

In the year ended December 31, 2016, the above noted acquisitions contributed revenue and net earnings before tax as follows:

	Year ended December 31, 2016
	AGAA	Community	Arapahoe	Total

Revenue	$11,593,180	$4,482,059	$2,492,127	$18,567,366
Net earnings (loss) before tax	$5,643,814	$(348,740)	$971,899	$6,266,973
Amortization	$1,924,073	$2,272,773	$725,490	$4,922,336

The following unaudited supplemental pro forma financial information presents information as if the acquisitions had been completed on January 1, 2016. The pro forma financial information presented below (unaudited) is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisitions had taken place at the beginning of fiscal 2016. The pro forma financial information (unaudited) presented includes amortization charges for acquired intangible assets based on the values assigned in the purchase price allocation. Were the acquisitions completed on January 1, 2016, revenue for the Company would have been approximately $90.8 million and net income before tax would have been approximately $24.3 million.

	Year ended December 31, 2016
Pro Forma Information (unaudited)
	AGAA	Community	Arapahoe	Total
Revenue	$18,573,853	$7,733,243	$4,658,181	$30,965,277
Net earnings before tax	$9,042,159	$(601,708)	$1,816,634	$10,257,085
Amortization	$3,298,411	$4,195,889	$1,450,980	$8,945,280

24

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

5.   Anesthesia services expense:

For the years ended December 31:

	2017	2016

Employee related	$29,032,414	$19,092,648
Depreciation and amortization	23,732,757	14,834,481
Bad debt expense	5,235,934	3,932,374
Office related	6,778,232	5,344,226
Impairment of professional services contract (note 11)	6,653,015	—
Acquisition expense	668,317	426,694
Medical supplies	677,905	690,551
Stock based compensation	426,416	201,538
Travel and entertainment	318,787	154,778
Professional fees	503,485	443,234
Insurance	288,162	108,637
Corporate	—	825

	$74,315,424	$45,229,986

6.   Product sales expense:

For the years ended December 31:

	2017	2016

Employee related	$1,629,851	$1,427,602
Product cost and support	2,207,057	2,031,707
Professional fees	418,385	279,013
Office related	298,672	253,672
Stock based compensation	372,223	398,388
Insurance	14,749	54,326
Depreciation and amortization	56,907	44,863
Foreign exchange	(294)	13,539

	$4,997,550	$4,503,110

25

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

7.   Corporate expense:

For the years ended December 31:

	2017	2016

Employee related	$1,439,041	$1,376,208
Professional fees	947,572	533,467
Corporate	493,918	437,563
Stock based compensation	2,655,372	776,748
Travel and entertainment	224,074	248,719
Office related	233,053	180,737
Insurance	310,736	244,610
Depreciation	15,481	52,772
Foreign exchange	55,863	15,872

	$6,375,110	$3,866,696

8.   Trade and other receivables:

	2017	2016

Trade receivables (note 19(a))	$15,225,553	$9,804,920
Other receivables	260,759	31,819

	$15,486,312	$9,836,739

9.   Trade and other payables:

	2017	2016

Trade payables	$2,042,487	$372,612
Payments due to former owners of business combinations	76,403	58,667
Accruals and other payables	3,542,954	2,798,406

	$5,661,844	$3,229,685

26

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

10.       Property and equipment:

	Computer equipment and software	Furniture and equipment	Leasehold improvements	Injection mold	Total

Cost

Balance as at January 1, 2016	$43,312	$116,195	$4,727	$311,273	$475,507

Additions	16,016	1,805	—	95,375	113,196

Dispositions	(3,629)	—	—	—	(3,629)

Balance as at December 31, 2016	55,699	118,000	4,727	406,648	585,074

Additions	26,356	97,021	1,057	1,414	125,848

Dispositions	—	—	—	—	—

Balance as at December 31, 2017	$82,055	$215,021	$5,784	$408,062	$710,922

	Computer equipment and software	Furniture and equipment	Leasehold improvements	Injection mold	Total

Accumulated depreciation

Balance as at January 1, 2016	$22,162	$39,130	$2,594	$126,915	$190,801

Depreciation expense	7,950	19,893	426	42,369	70,638

Dispositions	(563)	—	—	—	(563)

Balance as at December 31, 2016	29,549	59,023	3,020	169,284	260,876

Depreciation expense	13,408	24,074	465	47,732	85,680

Dispositions	—	—	—	—	—

Balance as at December 31, 2017	$42,957	$83,097	$3,485	$217,016	$346,556

	Computer equipment and software	Furniture and equipment	Leasehold improvements	Injection mold	Total

Net book value

December 31, 2017	$39,098	$131,924	$2,299	$191,046	$364,366

December 31, 2016	$26,150	$58,977	$1,707	$237,364	$324,198

27

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

11.   Intangible assets:

	Professional Services Agreements	Patents	Total

Cost

Balance as at January 1, 2016	$94,416,692	$532,598	$94,949,290

Additions through business combinations (note 4)	61,218,456	—	61,218,456

Balance as at December 31, 2016	155,635,148	532,598	156,167,746

Additions through business combinations (note 4)	59,798,340	—	59,798,340

Impairment	(6,653,015)	—	(6,653,015)

Balance as at December 31, 2017	$208,780,473	$532,598	$209,313,071

	Professional Services Agreements	Patents	Total

Accumulated depreciation

Balance as at January 1, 2016	$7,175,823	$466,200	$7,642,023

Amortization expense	14,823,948	34,464	14,858,412

Balance as at December 31, 2016	21,999,771	500,664	22,500,435

Amortization expense	23,723,277	(3,247)	23,720,030

Balance as at December 31, 2017	$45,723,048	$497,417	$46,220,465

	Professional Services Agreements	Patents	Total

Net book value

December 31, 2017	$163,057,425	$35,181	$163,092,606

December 31, 2016	$133,635,377	$31,934	$133,667,311

At each reporting period, the company evaluates cash generating units for impairment of the related professional services agreements. At December 31, 2017, the Company identified impairment triggers in the Gastroenterology Anesthesia Associates LLC (“GAA”) and Community Anesthesia LLC (“Community”) cash generating units.

The aggregate carrying amounts of intangible assets allocated to each entity, prior to impairment charges, are as follows:

	2017	2016

GAA	$49,013,454	$54,510,290
Community	14,510,783	18,706,671

	$63,524,237	$73,216,961

The impairment tests performed for the above entities were based on their value in use and were determined by discounting the estimated future cash flows generated from the continuing use of these units.

28

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

11.  Intangible assets (continued):

The calculation of value in use was made on the following key assumptions:

•	Cash flows were projected based on past experience, using actual operating results and planned results for the near term. Terminal value calculations for each cash generating unit were extrapolated using a constant growth rate equal to the long-term average growth rate in the United States;
•	Management applied internally determined discount rates in determining the recoverable amount for these cash generating units. Risk free discount rates were used and risks specific to the assets were factored into the cash flows.

The key assumptions used in performing the impairment tests in 2017 were:

Cash generating unit	Valuation method	Discount rate	Perpetual growth rate
GAA	Value in use	18.0%	1.4%
Community	Value in use	20.50%	1.3%

The net present value of the expected cash flows was compared to the carrying value of the professional services agreements relating to the cash generating units at year end. Based on management’s analysis, the Company recorded an impairment of the professional services agreement relating to the GAA cash generating unit of $6,653,015. No impairment of the professional services agreement relating to the Community cash generating unit was identified.

At December 31, 2016, there were no indications of impairment identified in respect of these entities and therefore, an estimate of recoverable amount was not completed.

12.  Derivative asset:

On January 21, 2016, the Company entered into a cross currency swap with the Bank of Nova Scotia (“Scotia”) to lock in the Canadian dollar to U.S. dollar foreign exchange rate on its Canadian dollar denominated Crown Note (note 13) at 1.448. Under the cross currency swap, Scotia was committed to payments on the principal amount of the Crown Note of CAD$22,500,000 at a rate of 12% while the Company was committed to payments on the principal amount of the Crown Note of $15,538,674 at 13.17%.

The Company accounted for the cross currency swap as a derivative financial instrument at fair value through profit or loss and recorded the fair value of the instrument on the balance sheet with changes in the fair value of the instrument recorded through earnings in the period (note 19). In conjunction with the extinguishment of the Crown Note (note 13), the cross currency swap was settled. The Company received a payment of $1,313,874 as a result of settlement of the cross currency swap on June 26, 2017.

29

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

13.   Notes payable:

December 31, 2017	Crown Note	Scotia Facility	Total
Current portion	$—	1,101,468	$1,101,468
Non-current portion	—	60,228,851	60,228,851
Total loans and borrowings	$—	61,330,319	$61,330,319

December 31, 2016	Crown Note	Scotia Facility	Total
Current portion	$—	5,791,787	$5,791,787
Non-current portion	15,208,256	22,930,518	38,138,774
Total loans and borrowings	$15,208,256	28,722,305	$43,930,561

Crown Capital Fund III Management Inc. (“Crown Note”)

On December 1, 2014, the Company entered into an agreement to borrow funds in the form of a subordinated note payable from Crown Capital Fund III Management Inc. At inception, the original amount of the note payable was CAD$22,500,000 (USD$19,863,000). The note bore interest at 12% per annum with a decrease to 10% upon repayment and performance in full of the Company’s obligations under its senior credit agreement (see Scotia Facility). Interest on the note was payable on a quarterly basis beginning March 31, 2015, with the payment of the principal scheduled for June 1, 2018. In compensation for its services, the Company paid Crown a combination of cash CAD$1,350,000 (USD$1,191,780) and shares (2,000,000 common shares) in addition to reimbursement of legal costs in relation to issuance of the note. The Crown note was subordinate to the Scotia Facility. The note was classified as an other financial liability and recorded at amortized cost.

In conjunction with an increase to the Scotia Facility in June 2017, noted below, the Company repaid in full the principal owing on the Crown Note of CAD$22,500,000 ($17,043,750), with related interest, prepayment penalties and other extinguishment costs of CAD$1,568,384 ($1,188,051). As a result of the extinguishment of the Crown Note, the Company recorded finance expense of $1,789,882 representing the difference between the carrying value of the loan at extinguishment and the consideration transferred to extinguish its financial obligations under the Crown Note.

The reconciliation of movements in borrowings to cash flows arising from financing activities are as follows:

	2017	2016
Drawings at January 1	$16,758,000	$16,256,250
Additions to note	—	—
Repayments of note	(17,043,750)	—
Effects of changes in foreign exchange rates	285,750	501,750
Drawings at December 31	$—	$16,758,000

30

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

13.   Notes payable (continued):

The Bank of Nova Scotia (“Scotia Facility”)

On November 24, 2015, the Company entered into a credit facility with the Bank of Nova Scotia. The facility, which had a maturity date of April 30, 2018, provided financing of up to $55,000,000, after amendment on June 15, 2016. In conjunction with the 2016 amendment, the Company paid $390,400 in fees to the Bank of Nova Scotia and legal counsel.

On June 26, 2017, the Company amended the Scotia Facility to provide financing of up to $100,000,000 via a revolving and term facility. The amended facility has a maturity date of June 26, 2020. In conjunction with this amendment, the Company incurred fees of $445,598 As at December 31, 2017, the Company had drawn $61,700,000 on the amended facility (2016 - $29,000,000). The amendment was determined to be a substantial modification and the Company extinguished the previous Scotia facility and wrote off deferred financing costs related to the previous facility of $173,511. The Facility is repayable in full at maturity, with scheduled principal repayments on a quarterly basis beginning September 30, 2017 based on the initial principal issued under the term facility. The facility bears interest at a floating rate based on the US prime rate, LIBOR or bankers’ acceptance rates plus an applicable margin. At December 31, 2017, interest on the facility is calculated at LIBOR plus 2.50% on the revolving portion and term portion of the facility. The Facility is secured by the assets of the Company. As at December 31, 2017 the Company is required to maintain the following financial covenants in respect of the Facility:

Financial Covenant	Required Ratio
Total funded debt ratio	2.50:1.00
Fixed charge coverage ratio	1.15:1.00

The Company is in compliance with all covenants at December 31, 2017.

The consolidated minimum loan payments (principal) for all loan agreements in the future are as follows:

Minimum Principal
At December 31, 2017
Not later than one year	$1,250,000
Between one to three years	$60,450,000
Between four to five years	$—
Thereafter	$—
$61,700,000

The reconciliation of movements in borrowings to cash flows arising from financing activities are as follows:

	2017	2016
Drawings at January 1	$29,000,000	$17,000,000
Additions to long term debt	68,200,000	26,000,000
Repayments of long-term debt	(35,500,000)	(14,000,000)
Drawings at December 31	$61,700,000	$29,000,000

31

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

14.   Subsidiary undertakings:

(a) Material subsidiary undertakings

The list below sets out the principal material operating subsidiaries of the Company. These subsidiaries engage in intercompany transactions, all of which are eliminated on consolidation within these financial statements.

Subsidiary	Jurisdiction of Incorporation
CRH Medical Corporation	British Columbia, Canada
CRH Medical Corporation	Delaware, United States
CRH Anesthesia Management LLC	Delaware, United States
Gastroenterology Anesthesia Associates LLC	Georgia, United States
Macon Gastroenterology Anesthesia Associates LLC	Georgia, United States
CRH Anesthesia of Cape Coral LLC	Florida, United States
CRH Anesthesia of Knoxville LLC	Tennessee, United States
Knoxville Gastroenterology Anesthesia Associates LLC	Tennessee, United States
Austin Gastroenterology Anesthesia Associates PLLC	Texas, United States
Community Anesthesia PLLC	Massachusetts, United States
Arapahoe Gastroenterology Anesthesia Associates LLC	Delaware, United States
DDAB LLC	Georgia, United States
Osceola Gastroenterology Anesthesia Associates LLC	Florida, United States
West Florida Anesthesia Associates LLC	Florida, United States
Central Colorado Anesthesia Associates LLC	Colorado, United States
Raleigh Sedation Associates LLC	North Carolina, United States
Blue Ridge Sedation Associates LLC	North Carolina, United States
Alamo Sedation Associates LLC	Texas, United States

32

14. Subsidiary undertakings (continued):

(b) Material non-wholly owned subsidiary undertakings

The company defines material non-wholly owned subsidiary undertakings as those non-wholly owned subsidiaries which comprise greater than 10% of the revenue and earnings before tax of the consolidated Company. The Company holds controlling interests in Knoxville Gastroenterology Anesthesia Associates LLC (“KGAA”) and Austin Gastroenterology Anesthesia Associates LLC (“AGAA”). These controlling interests comprise the material non-wholly owned subsidiary undertakings of the Company as at December 31, 2017. As a result of the operating agreements with these entities, the Company controls KGAA and AGAA and 100% of the financial results of this subsidiary are included in the Company’s consolidated financial results.

The following tables summarize the financial information of these entities, including fair value adjustments at acquisition but excluding intercompany eliminations, as at December 31, 2017 and 2016.

	KGAA		AGAA
Ownership %	51%		51%
	2017	2016	2017	2016
Cash and cash equivalents	$1,049,265	$1,333,289	$1,552,981	$2,866,916
Trade and other receivables	665,601	750,393	1,412,034	1,403,277
Prepaids	23,494	—	37,283	10,635
Current taxes receivable	92,427	—
Intangible assets	8,912,880	10,822,783	27,761,626	31,060,037
	10,743,667	12,906,465	30,763,924	35,340,865

Accounts payable and accrued liabilities	428,358	315,542	709,905	453,759
Current taxes payable	—	133,862	-	-
	428,358	449,404	709,905	453,759

Member contributions	7,106,555	8,149,450	23,037,106	29,244,110
Current period earnings	3,208,754	4,307,611	7,016,913	5,642,996
	10,315,309	12,457,061	30,054,019	34,887,106

Total liabilities and equity	$10,743,667	$12,906,465	$30,763,924	$35,340,865

	KGAA		AGAA
	2017	2016	2017	2016
Anesthesia revenue	$10,194,489	$10,307,361	$15,938,161	$11,593,180
Anesthesia services expense	6,577,415	5,573,305	8,926,966	5,949,366
Net income before tax	3,617,074	4,734,056	7,011,195	5,643,814
Tax expense	408,319	426,445	(5,717)	—
Net income	$3,208,755	$4,307,611	$7,016,912	$5,643,814
Net income attributable to non-controlling interest	$1,589,007	$2,123,964	$3,438,287	$2,765,469

Non-controlling interest	$4,981,492	$6,216,255	$14,726,051	$17,094,265

33

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

14.   Subsidiary undertakings (continued):

(c)  The Company also holds the following interests:

Entity	Interest
Community Anesthesia PLLC	65%
Macon Gastroenterology Anesthesia Associates LLC	65%
Arapahoe Gastroenterology Anesthesia Associates LLC	51%
DDAB LLC	51%
Osceola Gastroenterology Anesthesia Associates LLC	60%
West Florida Anesthesia Associates LLC	55%
Central Colorado Anesthesia Associates LLC	51%
Raleigh Sedation Associates LLC	51%

As a result of the operating agreements with each of the above entities, the Company has control over these entities and thus 100% of the financial results of these subsidiaries are included in the Company’s consolidated financial results.

The following tables summarize the aggregate financial information for the above entities, including fair value adjustments at acquisition but excluding tax and intercompany eliminations, as at December 31, 2017 and 2016.

	2017	2016
Cash and cash equivalents	$5,022,739	$1,742,274
Trade and other receivables	7,369,420	2,359,873
Prepaids	118,960	13,821
Intangible assets	75,348,680	30,877,177
	87,859,799	34,993,145

Accounts payable and accrued liabilities	2,657,257	659,482
Loans	900,000	—
	3,557,257	659,482

Member contributions	80,561,493	33,308,961
Current period earnings	3,741,049	1,024,702
	84,302,542	34,333,663

Total liabilities and equity	$87,859,799	$34,993,145

	2017	2016
Anesthesia revenue	$30,503,731	$11,044,835
Anesthesia services expense	26,762,683	9,994,210
Net income before tax	$3,741,048	$1,050,625
Tax expense	—	—
Net income	$3,741,048	$1,050,625
Net income attributable to non-controlling interest	$2,123,477	$503,784

Non-controlling interest	$37,569,771	$13,099,934

34

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

15.  Share capital:

(a)   Authorized:

100,000,000 common shares without par value.

(b)   Issued and outstanding - common shares:

Other than in connection with shares issued in respect of the Company’s share unit and share option plans and in connection with the Company’s normal course issuer bid (note 15(e)), there were no share transactions in the year ended December 31, 2017.

On March 29, 2016, the Company issued 46,851 common shares on the exercise of 46,851 broker warrants issued in connection with the Company’s bought deal equity offering on March 25, 2015. Gross proceeds on exercise were $121,095 (CAD$159,293) and the fair value of the instruments exercised was $48,332.

On September 7, 2016, the Company issued 53,854 common shares on the exercise of 53,854 broker warrants issued in connection with the Company’s bought deal equity offering on March 25, 2015. Gross proceeds on exercise were $141,996 (CAD$183,104) and the fair value of the instruments exercised was $55,562.

35

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

15.  Share capital (continued):

(c)  Stock option plan:

Under the Company’s Stock Option Plan, the Company may grant options to its directors, officers, consultants and eligible employees. The plan provides for the granting of stock options at the fair market value of the Company’s stock at the date of grant, and the term of options range from two to ten years. The Board of Directors may, in its sole discretion, determine the time during which options shall vest and the method of vesting. All options under the Plan will be subject to vesting provisions determined by the Board of Directors, over a period of not less than 18 months, in equal portions on a quarterly basis. Options granted to consultants providing investor relations activities will vest at the end of 12 months or longer from the date of issuance.

A summary of the status of the plan as of December 31, 2017 and 2016 is as follows (options are granted in CAD and USD amounts are calculated using prevailing exchange rates):

	Number of options	Weighted average exercise price
		CAD	USD

Outstanding, January 1, 2016	2,974,311	$0.60	$0.43

Issued	—	—	—
Exercised	(1,358,687)	0.57	0.42
Forfeited	(12,500)	0.52	0.39
Expired	—	—	—

Outstanding, December 31, 2016	1,603,124	0.63	0.47

Issued	—	—	—
Exercised	(247,500)	0.32	0.25
Forfeited	(10,937)	0.60	0.48
Expired	—	—	—

Outstanding, December 31, 2017	1,344,687	$0.69	$0.55

The following table summarizes information about the stock options outstanding at December 31, 2017:

Exercise price
		Options outstanding					Options exercisable
$CAD	$USD	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)	Number of options	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)

0.60 - 0.70	0.48 - 0.56	1,344,687	6.05	0.69	0.55	1,272,812	0.68	0.54

As at December 31, 2016:

		Options outstanding					Options exercisable
Exercise price
$CAD	$USD	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)	Number of options	Weighted average exercise price ($CAD)	Weighted average exercise price ($USD)

0.28 - 0.58	0.20 - 0.43	214,687	0.93	0.28	0.20	214,687	0.28	0.20
0.59 - 0.70	0.44 - 0.52	1,388,437	7.04	0.68	0.51	962,812	0.68	0.51

		1,603,124	6.23	0.63	0.47	1,177,499	0.61	0.45

36

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

15.  Share capital (continued):

(c)  Stock option plan (continued):

For the year ended December 31, 2017, the Company recognized $22,179 (2016 - $97,486), in compensation expense as a result of stock options awarded and vested. Compensation expense is recorded in the consolidated statement of operations and comprehensive income and is allocated to product sales expenses (note 6), corporate expenses (note 7) and anesthesia expenses (note 5) on the same basis as the allocations of cash compensation.

During the years ended December 31, 2017 and 2016, no additional stock options were granted.

(d)   Share unit plan:

In June 2017, the shareholders of the Company approved a Share Unit Plan. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the Share Unit Plan. In accordance with the terms of the plan, the Company will approve those employees, directors and eligible consultants who are entitled to receive share units and the number of share units to be awarded to each participant. Each share unit awarded conditionally entitles the participant to receive one common share of the Company upon attainment of the share unit vesting criteria. The vesting of share units is conditional upon the expiry of time-based vesting conditions or performance-based vesting conditions. Once the share units vest, the participant is entitled to receive the equivalent number of underlying common shares.

37

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

15.  Share capital (continued):

(d)  Share unit plan (continued):

A summary of the status of the plan as of December 31, 2017 and 2016 is as follows:

	Time based share units	Performance based share units

Outstanding, January 1, 2016	509,000	1,000,000

Issued	704,000	1,350,000
Exercised	(80,000)	—
Forfeited	(65,000)	—
Expired	—	—

Outstanding, December 31, 2016	1,068,000	2,350,000

Issued	324,000	—
Exercised	(302,000)	(1,000,000)
Forfeited	(53,500)	—
Expired	—	—

Outstanding, December 31, 2017	1,036,500	1,350,000

During the year ended December 31, 2017, the Company issued 324,000 share units (“Time based share units”). The weighted average fair value per unit was $3.31 (CAD$4.16) based on the market value of the underlying shares at the date of issuance.

During the year ended December 31, 2017, 1,000,000 of those Performance based share units which vest upon the Company meeting certain market based performance targets vested. Upon vesting, the Company issued 1,000,000 common shares. The Company also issued net shares of 292,549 in respect of 302,000 time based share units which vested during the year.

During the year ended December 31, 2016, the Company issued 704,000 share units (“Time based share units”). The weighted average fair value per unit was $5.01 (CAD$6.74) based on the market value of the underlying shares at the date of issuance.

During the year ended December 31, 2016, the Company also issued 250,000 share units (“Performance based share units”). These share units vest upon the Company meeting certain performance targets and expire 10 years after grant. The weighted average fair value of these units at the date of grant was $3.73 (CAD$5.01) per unit. The fair value of these share units was calculated as of the grant date based on the market value of the underlying shares at the date of issuance.

38

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

15.  Share capital (continued):

(d)  Share unit plan (continued):

In addition to the above share units issued in 2016, the Company also issued 1,100,000 share units (“Performance based share units”) which vest upon the Company meeting certain market based performance targets and expire ten years after grant. The weighted average fair value of these units at the date of grant was $4.93 (CAD$6.62) per unit. The fair value of these share units was calculated as of the grant date using a binomial pricing model with the following weighted average assumptions:

2016
Risk-free interest rate	1.04%
Expected volatility	62.0%
Pre-vest forfeiture rate	0%
Weighted average share price	CAD$7.26

During the year ended December 31, 2017, the Company recognized $3,431,832 (2016 - $1,279,188), in compensation expense in relation to the granting and vesting of share units.

(e)  Normal Course Issuer Bid:

On November 6, 2017, the Board of Directors of the Company approved a normal course issuer bid to purchase outstanding shares of the Company. The Company may purchase up to 7,120,185 shares pursuant to the bid, representing no more than 10.0% of the Company’s shares outstanding on October 31, 2017. All purchases of shares under the bid are made pursuant to an Automated Share Purchase Plan. Subject to any block purchases made in accordance with the rules of the TSX, the bid is subject to a daily repurchase maximum of 103,902 shares. Shares are purchased at the market price of the shares at the time of purchase and are purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX or alternative Canadian and US marketplaces.

As of December 31, 2017, the Company repurchased 1,339,800 of its shares for a total cost, including transaction fees, of $2,872,713 (CAD$3,669,120). As at December 31, 2017, 1,267,400 of these shares have been cancelled with the remaining 72,400 shares cancelled on January 5, 2018.

39

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

15.  Share capital (continued):

(f)   Earnings per share:

The calculation of basic earnings per share for the years ended December 31, 2017 and 2016 is as follows:

	2017			2016
	Net earnings	Weighted average number of common shares outstanding	Per share amount	Net earnings	Weighted average number of common shares outstanding	Per share amount

Net earnings attributable to shareholders:

Earnings per common share:
Basic	$6,558,966	73,712,670	$0.089	$10,564,233	71,826,884	$0.147
Share options		1,306,309			2,113,563
Share units		467,231			263,383

Diluted	$6,558,966	75,486,210	$0.087	$10,564,233	74,203,830	$0.142

For the year ended December 31, 2017, 157,952 options (2016 - 315,251) and 2,047,200 share units (2016 - 1,179,073) were excluded from the diluted weighted average number of common shares calculation.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding. The treasury method is used to determine the calculation of dilutive shares.

40

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

16.  Income taxes:

(a)  Income tax expense is comprised of the following:

	2017	2016

Current tax expense	$5,527,161	$5,310,454
Deferred tax expense (recovery):
Origination and reversal of temporary differences	(1,559,332)	(830,584)
Change in enacted tax rates and other	2,334,678	(224,720)

Total tax expense (recovery)	$6,302,507	$4,255,150

The reconciliation of income tax computed at statutory tax rates to income tax expense, using a 23% (2016 - 26%) statutory rate, is:

	2017	2016

Tax expense at statutory income tax rates	$4,593,244	$5,286,493
Permanent differences	557,406	159,800
Income attributable to non-controlling interest	(1,571,060)	(1,306,217)
Foreign income taxed at different rates	344,742	243,256
Impact of change in tax rates	2,585,691	—
Other	(207,516)	(128,182)

Total tax expense (recovery)	$6,302,507	$4,255,150

The Company’s statutory tax rate in Canada in 2017 is reduced from 26% to 23% due to the expected benefits to be derived from the IBA patent program in Canada. In 2018, the Canadian statutory tax rate will increase from 26% to 27%. The Company has recorded the impact of the change in tax rate in 2017. As a result of tax legislation enacted in the U.S. at the end of 2017, the federal corporate tax rate applicable to years after 2017 was substantially reduced. As a result, the Company recorded a deferred income tax expense in respect of its U.S. operations in 2017 at a combined federal and state income tax rate of 26.6% (2016 - 39%).

(b)  Recognized deferred tax assets and liabilities:

The Company had the following deferred tax assets and liabilities resulting from temporary differences recognized for financial statement and income tax purposes.

	2017	2016

Deferred tax assets:
Property and equipment	$8,916	141
Intangible assets	4,291,655	—
Finance related costs	374,721	527,462
Reserves	—	74,105
Share transaction costs	196,508	273,332
Stock-based compensation	387,943	426,051
Deferred consideration	—	1,523,663
Earn-out obligation	499,052	5,128,162

Deferred tax liabilities:
Intangible assets	—	(1,006,371)
Deferred consideration	(44,255)	—
Reserves	(7,157)	—
Unrealized foreign exchange	—	(508,770)

Net deferred tax asset	$5,707,383	$6,437,775

41

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

16.  Income taxes (continued):

(b)  Recognized deferred tax assets and liabilities (continued):

Deferred tax assets by jurisdiction	2017	2016

Canada:
Deferred tax asset	$201,555	$405,108
Deferred tax liability	(99,254)	(506,954)
Net deferred tax asset (liability)	$102,301	$(101,846)

United States:
Deferred tax asset	$5,690,541	$7,559,797
Deferred tax liability	(85,459)	(1,020,176)
Net deferred tax asset (liability)	$5,605,082	$6,539,621

(c)  Unrecognized deferred tax assets and liabilities:

As at December 31, 2017 and 2016, the Company had tax losses of $nil from both its Canadian and US operations.

Realization of the deferred tax assets is dependent on several factors, including a presumption of future profitability, which is subject to uncertainty. The Company has assessed that it is probable that its deferred tax assets will be realized.

17.   Capital disclosures:

The Company’s objective in managing capital is to safeguard its ability to continue as a going concern and to sustain future development of the business. In the management of capital, the Company includes shareholders’ equity, excluding accumulated other comprehensive loss. The Company’s objective is met by retaining adequate equity to provide for the possibility that cash flows from assets will not be sufficient to meet future cash flow requirements. In order to maintain or adjust its capital structure, the Company may issue new shares. The Board of Directors does not establish quantitative return on capital criteria for management. The Company is not subject to any externally imposed capital requirements, but is subject to debt covenants in respect of its notes payable and bank indebtedness (note 13). The Company’s overall strategy with respect to capital management remains unchanged from the year ended December 31, 2016.

	2017	2016
Shareholders’ equity attributable to shareholders, excluding other comprehensive income	$ 67,725,744	$ 60,582,603

42

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

18.  Net finance expense

Recognized in earnings in the years ended December 31:

	2017	2016
Finance income:
Foreign exchange gain	$—	$(1,007,673)
Net change in fair value of financial liabilities at fair value through earnings (note 19)	(11,747,441)	—
Total finance income	$(11,747,441)	$(1,007,673)

Finance expense:
Interest and accretion expense on borrowings	$3,322,321	$4,024,240
Accretion expense on earn-out obligation and deferred consideration	600,602	560,150
Amortization of deferred financing fees	224,463	614,472
Net change in fair value of financial liabilities at fair value through earnings	—	204,958
Foreign exchange loss	88,084	—
Extinguishment of notes payable and bank indebtedness	2,044,867	—
Other	50,475	27,215
Total finance expense	$6,330,812	$5,431,035
Net finance (income) expense	$(5,416,629)	$4,423,362

43

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

19. Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, derivative assets, trade and other payables, employee benefit obligations, short term advances, loans, notes payable and bank indebtedness, deferred consideration and the Company’s earn-out obligation. The fair values of these financial instruments, except the derivative asset, certain of the notes payable balances, the deferred consideration and the earn-out obligation, approximate carrying value because of their short-term nature. The earn-out obligation and derivate asset are classified as financial instruments recorded at fair value through earnings. For all other balances, the fair value of these financial instruments approximates carrying value; the Scotia Facility is a floating rate instrument and due to the subordinate nature of the Crown Note, management has assessed that the carrying value of this fixed rate instrument reflects fair value.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s derivative asset was carried at fair value as disclosed in note 12. The fair value of the derivative asset was determined using models to estimate the present value of expected future cash flows. The derivative asset was considered a Level 2 instrument because, while observable inputs are available, they were not quoted in an active market.

The Company’s earn-out obligation is measured at fair value on a recurring basis using significant unobservable inputs (Level 3). The Earn-Out Obligation relates to the GAA acquisition in 2014. The total purchase price under the acquisition included an additional $14,655,000 payable within 4.5 years after closing based on the achievement of certain financial performance targets of GAA.  This valuation technique included inputs relating to estimated cash outflows under the arrangement and the use of a discount rate appropriate to the Company. During the year ended December 31, 2017, the Company revised its assumptions underlying the discount rate used in the calculation of the fair value of the earn-out obligation to account for changes in the underlying credit risk of the Company and also adjusted the model based on current expectations of the financial performance of GAA for the remainder of the earn-out period. This was performed in conjunction with the impairment analysis performed on the GAA cash generating unit.

44

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

19. Financial instruments (continued):

The downward adjustment of the discount rate from 3.80% at December 31, 2016 to 3.59% at December 31, 2017, in conjunction with adjustments to certain of the cash flow probabilities in the model, resulted in a decrease of $11,747,441 to the fair value of the earn-out obligation. The impact of this adjustment was recorded as finance income.

The fair value measurements are sensitive to the discount rate used in calculating the fair values as well as the probability assessments used. A 1% increase in the discount rate would reduce the fair value of the earn-out obligation by $26,819. During the year ended December 31, 2017, the Company recorded accretion expense of $473,738 in relation to this liability, reflecting the change in fair value of the liabilities that is attributable to credit risk.

Reconciliation of level 3 fair values:

Earn-out Obligation
Balance as at January 1, 2017	$13,149,130
Recorded in finance expense:
Accretion expense	473,738
Fair value adjustment	(11,747,441)
Balance as at December 31, 2017	$1,875,427

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and market risk.

(a)  Credit risk:

Credit risk is the risk of financial loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, and trade receivables. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions and only investing in liquid, investment grade securities.

The Company has a number of individual customers and no one customer represents a concentration of credit risk.

The carrying amount of trade receivables is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within anesthesia services expense and product sales expense. When a receivable balance is considered uncollectible it is written off against the allowance. Subsequent recoveries of amounts previously written off are credited against operating expenses in the income statement.

45

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

19.   Financial instruments (continued):

(a)	Credit risk (continued):

No one customer accounts for more than 10% of the Company’s consolidated revenue. The Company establishes a provision for losses on accounts receivable if it is determined that all or part of the outstanding balance is uncollectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using a combination of the specific identification method and historic collection patterns. The following table sets forth details of the age of receivables that are not overdue as well as an analysis of overdue amounts and related allowance for the doubtful accounts.

	2017	2016

Total trade receivables	$20,589,210	$13,934,290
Less: allowance for doubtful accounts	(5,363,657)	(4,129,370)

Total trade receivables, net	$15,225,553	$9,804,920

Of which:
Current	$10,065,389	$7,781,818
31 to 60 days	3,251,297	1,674,626
61 to 90 days	2,359,768	1,147,918
91 days or greater	4,912,756	3,329,928

Total trade receivables	$20,589,210	$13,934,290

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2017	2016

Cash and cash equivalents	$12,486,884	$9,507,004
Trade receivables	15,225,553	9,804,920

	$27,712,437	$19,311,924

Continuity of allowance for bad debts:
Beginning balance	$4,129,370	$2,344,684
Write-offs	(4,065,645)	(2,180,257)
Provision	5,302,732	3,964,943
Other	(2,800)	—

Total allowance for bad debts	$5,363,657	$4,129,370

46

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

19.  Financial instruments (continued):

(b)  Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company ensures that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. The relative maturity in respect of contractual and legal obligations are summarized as follows:

At December 31, 2017	Maturity
	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$5,661,844	$5,661,844	$—	$—	$—
Employee benefits	500,754	500,754	—	—	—
Notes payable and bank indebtedness	68,502,574	4,018,179	64,484,395	—	—
Earn-out obligation	1,977,334	—	1,977,334	—	—
Deferred consideration	3,300,000	1,000,000	2,300,000	—	—
	$79,942,506	$11,180,777	$68,761,729	$—	$—

The Company also has financial obligations in respect of its normal course issuer bid. Refer to note 15(e).

At December 31, 2016	Maturity
	TOTAL	Less than one year	One to three years	Four to five years	After five years
Trade and other payables	$3,229,685	$3,229,685	$—	$—	$—
Employee benefits	226,874	226,874	—	—	—
Notes payable and bank indebtedness	48,495,668	8,970,825	39,524,843	—	—
Earn-out obligation	14,120,227	—	14,120,227	—	—
Deferred consideration	4,200,000	900,000	3,300,000	—	—
	$70,272,454	$13,327,384	$56,945,070	$—	$—

47

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

19.  Financial instruments (continued):

(c)  Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates, will affect the Company’s income or the value of the financial instruments held.

(i)   Foreign currency risk:

The majority of the Company’s sales and purchases are made in U.S. dollars. However, certain of the Company’s revenues and expenses are denominated in Canadian dollars. Foreign currency risk reflects the risk that the Company’s earnings will be impacted by fluctuations in exchange rates. The objective of the Company’s foreign exchange risk management activities is to minimize transaction exposures and the resulting volatility of the Company’s earnings. The Company manages this risk by pricing sales in U.S. dollars or the currency of the expenses being incurred. The Company has not entered into any forward foreign exchange contracts as at December 31, 2017. Due to the immaterial nature of the Company’s Canadian dollar revenues and expenses, foreign currency risk in this area is considered low. Similarly, foreign currency risk in respect of foreign currency denominated working capital balances is also low due to its limited value and exposure.

At December 31, 2016, the Company had a Canadian dollar denominated loan. The Company had entered into a cross currency swap to mitigate foreign currency risk in respect of the loan (note 12). Foreign exchange gains and losses arising from the revaluation of the loan were included in earnings, but offset by gains and losses arising on the cross currency swap derivative contract. As a result, with all other variables held constant, a 10% point increase in the value of the Canadian dollar relative to the U.S. dollar would not have had a material impact on net income.

(ii)	Interest rate risk:

As at December 31, 2017, the Company’s only interest bearing liability is its Scotia Facility. With respect to the Company’s Scotia Facility, with all other variables held constant, a 10% point increase in the interest rate would have reduced net income by approximately $164,000 (2016 - $92,000) for the year ended December 31, 2017. There would be an equal and opposite impact on the net income with a 10% point decrease.

48

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

20.  Commitments and contingencies:

(a)  The following are the minimum payments required for the lease of premises:

Less than one year	$237,299
One to three years	249,677
Four to five years	—
Thereafter	—
Total	$486,976

Rent expense for the year ended December 31, 2017 was $236,455 (2016 - $132,596).

(b)	The Company is a party to a variety of agreements in the ordinary course of business under which it may be obligated to indemnify third parties with respect to certain matters. These obligations include, but are not limited to contracts entered into with physicians where the Company agrees, under certain circumstances, to indemnify a third party, against losses arising from matters including but not limited to medical malpractice and product liability. The impact of any such future claims, if made, on future financial results is not subject to reasonable estimation because considerable uncertainty exists as to final outcome of these potential claims.

21.  Related party transactions:

Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

(a)	Related party transactions:

The Company paid or accrued fees of $194,750 (2016 - $210,100) to Directors of the Company. Additionally, the Company made product sales totaling $39,485 (2016 - $37,277) to one company (2016 - four companies) owned or controlled by one of the Company’s Directors (2016 - two of the Company’s Directors). The transaction terms with related parties may not be on the same price as those that would result from transactions among non-related parties.

Until June 16, 2016, one of the directors of the Company was an indirect shareholder of KGAA.

(b)	Key management personnel compensation, including directors, is as follows:
	2017	2016

Salaries, directors’ fees and other benefits	$1,307,233	$1,369,329
Share-based payments	2,807,306	801,311

	$4,114,539	$2,170,640

(i)	Share-based payments represent the amount expensed during the year for options granted.
(ii)	There were no post-employment, termination or other long-term benefits paid during the years ended December 31, 2017 and 2016.

49

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

22.  Segmented information:

The Company operates in two industry segments: the sale of medical products and the provision of anesthesia services. The revenues relating to geographic segments based on customer location, in United States dollars, for the years ended December 31, 2017 and 2016 are as follows:

	2017	2016
Revenue:
Canada and other	$238,342	$238,049
United States	100,003,738	78,116,583
Total	$100,242,080	$78,354,632

The Company’s property and equipment, intangibles and other assets are located in the following geographic regions as at December 31, 2017 and 2016:

	2017	2016
Property and equipment:
Canada	$347,676	$316,145
United States	16,690	8,053
Total	$364,366	$324,198
Intangible assets:
Canada	$35,181	$31,934
United States	163,057,425	133,635,377
Total	$163,092,606	$133,667,311
Other assets:
Canada	$—	$1,261,298
United States	—	—
Total	$—	$1,261,298

50

CRH MEDICAL CORPORATION

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2017 and 2016

22.  Segmented information (continued):

The financial measures reviewed by the Company’s Chief Operating Decision Maker are presented below for the years ended December 31, 2017 and 2016. The Company does not allocate expenses related to corporate activities. These expenses are presented within “Other” to allow for reconciliation to reported measures.

	2017
	Anesthesia services	Product sales	Other	Total
Revenue	$88,741,075	$11,501,005	$—	$100,242,080
Operating costs	74,315,424	4,997,550	6,375,110	85,688,084
Operating income (loss)	$14,425,651	$6,503,455	$(6,375,110)	$14,553,996

	2016
	Anesthesia services	Product sales	Other	Total
Revenue	$67,821,879	$10,532,753	$—	$78,354,632
Operating costs	45,229,986	4,503,110	3,866,696	53,599,792
Operating income (loss)	$22,591,893	$6,029,643	$(3,866,696)	$24,754,840

51